Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for March 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for March 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In March 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 13.43% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 13.78%, 14.64% and 12.53%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 16.17%. Of which, passenger traffic for domestic, regional and international routes increased by 15.82%, 18.20% and 16.94%, respectively as compared to the same period last year. The passenger load factor was 83.57%, representing an increase of 1.97 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 1.48 percentage points, 2.23 percentage points and 3.14 percentage points, respectively, as compared to the same period last year. The Group has newly launched Beijing - Fuzhou - Kota Kinabalu - Fuzhou - Beijing, Hangzhou - Bangkok - Hangzhou, Fuzhou - Phuket - Fuzhou, Xiamen - Phuket - Xiamen, Urumqi - Hangzhou - Urumqi, Urumqi - Nanjing - Urumqi, Urumqi - Shenzhen - Urumqi, Wuhan - Urumqi - Wuhan, Shenyang - Wuhan - Shenyang, Zhengzhou - Shenyang - Zhengzhou, Changchun - Chengdu - Changchun, Changsha - Taiyuan - Changsha routes (each route has seven flights per week), and Shenyang - Hangzhou - Shenyang route (fourteen flights per week) since 25 March 2018, Nanning - Nanjing - Nanning route (seven flights per week) and Changsha - Lanzhou - Changsha route (four flights per week) since 26 March 2018 and Wuhan -Osaka - Wuhan route (one flight per week) since 28 March 2018.

In terms of cargo operations, in March 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 6.25% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 0.04% as compared to the same period last year. The cargo and mail load factor was 51.97%, representing a decrease of 3.22 percentage points as compared to the same period last year.

In March 2018, the Group had introduced 10 aircraft, including five B737-800 aircraft, one B737-8MAX aircraft, two A330-300 aircraft and two B787-9 aircraft, and it had sold one B757-200 aircraft and one B777-200 aircraft. As of the end of March 2018, the Group operated a fleet of 767 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	29	10	47
Airbus 320 Series	91	84	98	273
Boeing 787 Series	1	19	2	22
Boeing 777 Series	9	14	0	23
Boeing 757 Series	5	0	0	5
Boeing 737 Series	135	75	154	364
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	260	223	284	767

KEY OPERATION DATA OF MARCH 2018

Capacity	March 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,979.94	5.32	15.82	42,746.07	10.19
Regional	258.78	-0.23	18.20	764.19	10.52
International	6,118.60	0.71	16.94	1,8347.16	12.13
Total	21,357.31	3.89	16.17	61,857.42	10.76
RTK (in million)
Domestic	1,469.43	10.63	13.54	4,136.69	8.66
Regional	25.13	7.30	16.50	72.14	9.93
International	1,019.04	19.44	8.69	2,864.77	11.29
Total	2,513.60	14.00	11.55	7,073.60	9.72
RTK - Cargo and Mail (in million)
Domestic	137.74	25.81	-2.89	396.71	-2.24
Regional	2.21	72.01	4.08	5.60	4.97
International	478.57	44.95	0.90	1,263.15	10.45
Total	618.53	40.28	0.04	1,665.46	7.12
Passengers carried (in thousand)
Domestic	10,004.07	6.61	14.50	28,321.29	9.35
Regional	203.07	-1.69	15.07	595.38	6.65
International	1,466.75	-0.43	22.33	4,333.79	13.21
Total	11,673.89	5.51	15.44	33,250.46	9.79
Cargo and mail carried (in thousand tonnes)
Domestic	87.08	25.16	-1.34	249.30	-1.08
Regional	1.94	70.13	2.63	4.91	3.75
International	54.52	46.33	1.26	143.41	10.81
Total	143.55	32.94	-0.31	397.62	2.96

Capacity	March 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,852.36	4.58	13.78	51,808.75	10.44
Regional	349.98	-0.43	14.64	1,041.85	10.26
International	7,353.05	2.10	12.53	22,230.47	12.46
Total	25,555.38	3.78	13.43	75,081.07	11.03
ATK (in million)
Domestic	2,033.84	3.91	12.72	5,895.72	8.77
Regional	40.08	-1.25	12.22	119.67	7.51
International	1,416.16	9.03	8.29	4,180.17	11.82
Total	3,490.09	5.86	10.88	10,195.55	9.98
ATK - Cargo and Mail (in million)
Domestic	427.13	1.48	8.90	1,232.93	2.87
Regional	8.59	-4.14	4.17	25.90	-1.42
International	754.39	15.93	4.83	2,179.42	11.23
Total	1,190.11	10.13	6.25	3,438.25	7.98

Load Factor	March 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	83.91	0.59	1.48	82.51	-0.19
Regional	73.94	0.15	2.23	73.35	0.17
International	83.21	-1.15	3.14	82.53	-0.25
Total	83.57	0.08	1.97	82.39	-0.20
Cargo and Mail Load Factor
Domestic	32.25	6.24	-3.92	32.18	-1.68
Regional	25.74	11.4	-0.02	21.62	1.32
International	63.44	12.7	-2.47	57.96	-0.41
Total	51.97	11.17	-3.22	48.44	-0.39
Overall Load Factor (RTK/ATK)
Domestic	72.25	4.39	0.52	70.16	-0.07
Regional	62.68	4.99	2.30	60.29	1.33
International	71.96	6.27	0.26	68.53	-0.32
Total	72.02	5.14	0.44	69.38	-0.16

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

13 April 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.